U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                   NOTIFICATION OF LATE FILING SEC FILE NUMBER
                                     0-21340

(Check One)                                              CUSIP NUMBER  57318310

 [ ] Form 10-K and Form 10-KSB       [ ] Form 20-F       [ ] Form 11-K
        [X] Form  10-Q and Form 10-QSB     [ ] Form N-SAR

         For Period Ended:  June 30, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:_______________________________________

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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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         Full Name of Registrant:                    Martin Color-Fi, Inc.

         306 Main Street
         Address of Principal Executive Office (Street and Number)

         Edgefield, South Carolina 29202
         City, State and Zip Code
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Part II -- Rule 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As a result of matters discussed in the Form 8-K filed by the Company on the date hereof, management of the Company needs additional time to reassess certain of the disclosures that may be required for its Form 10-Q for the quarter ended June 28, 1998.

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Part IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

         Bret J. Harris                              (803) 637-7000
         (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes   [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Business conditions in the second quarter of 1998 were extremely difficult. The Fibers Dvision experienced a 19% decrease in volume shipped compared to the second quarter of 1997, caused principally by severe price competition from foreign competitors. In addition, raw materials costs increased 10% over the previous quarter and the second quarter of 1997.

     The carpet division experienced a decrease in sales revenue of 8% during the second quarter of 1998 compared to 1997. This was caused by a significant reduction in sales to the manufactured housing market, offset to some extent by growth in sales to other markets. The Company had planned for reduced sales to the manufactured housing market, but competitive pressures caused sales to decline much more rapidly than planned.

     As a result of the decrease in shipments, increase in costs and decline in sales, net income for the second quarter of 1998 will be lower than net income for the corresponding period of 1997.

                              Martin Color-Fi, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    MARTIN COLOR-FI, INC.


                                       s/Bret J. Harris
Date: August 12, 1998               By:-----------------------------------------
                                       Bret J. Harris
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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